UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

January 22, 2013

COLE CREDIT PROPERTY TRUST II, INC.

(Exact Name of Registrant as Specified in Charter)

Maryland	000-51963	20-1676382
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2325 East Camelback Road, Suite 1100 Phoenix, Arizona	85016
(Address of Principal Executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (602) 778-8700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.	REGULATION FD DISCLOSURE.

Communications to Stockholders and Financial Advisors

Beginning on January 22, 2013, Cole Credit Property Trust II, Inc. (the “Company”) intends to distribute separate communications to its stockholders and their financial advisors regarding an Agreement and Plan of Merger (the “Merger Agreement”) entered into with Spirit Realty Capital, Inc. (“Spirit”), dated January 22, 2013. A form of the communication to the stockholders and a form of the communication to the financial advisors is attached hereto to this Current Report on Form 8-K as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This Item 7.01 and the attached exhibits 99.1 and 99.2 are provided under Item 7.01 of Form 8-K and are furnished to, and shall not be deemed to be “filed” with, the Securities and Exchange Commission (the “SEC”).

Investor Presentations

The form of the joint investor presentation to be used during calls with the Company’s and Spirit’s investors, stockholders, brokers and other parties interested in the proposed merger is attached as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated by reference herein. In addition, the investor presentation to be used by the Company with its investors, stockholders, brokers and other parties interested in the proposed merger is attached as Exhibit 99.4 to this Current Report on Form 8-K and is incorporated by reference herein.

ITEM 8.01.	OTHER EVENTS.

On January 22, 2013, the Company and Spirit issued a joint press release, attached to this Current Report on Form 8-K as Exhibit 99.5 and incorporated herein by reference, announcing that they had entered into the Merger Agreement.

The information required by Item 1.01, including a copy of the the Merger Agreement, will be filed in a separate Current Report on Form 8-K.

Additional Information About This Transaction:

In connection with the proposed transaction, the Company expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Spirit that also constitutes a prospectus of Spirit. The Company and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Spirit and the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Spirit with the SEC will be available free of charge on Spirit’s website at www.spiritrealty.com or by directing a written request to Spirit Realty Capital, Inc., 16767 North Perimeter Drive, Suite 210, Scottsdale, Arizona 85260, Attention: Investor Relations. Copies of the documents filed by the Company with the SEC will be available free of charge by directing a written request to Cole Credit Property Trust II, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona, 85016, Attention: Investor Relations.

Spirit and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Spirit’s executive officers and directors in Spirit’s final prospectus filed with the SEC on September 21, 2012. You can find information about the Company’s executive officers and directors in the Company’s definitive proxy statement filed with the SEC on April 13, 2012. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Spirit or the Company using the sources indicated above.

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

In addition to historical information, this Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Spirit Realty and the Company operate and beliefs of and assumptions made by Spirit Realty management and the Company management, involve risks and uncertainties that could significantly affect the financial results of Spirit Realty or the Company or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “projects,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Spirit Realty and the Company, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to rent and occupancy growth, changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates, credit spreads, and foreign currency exchange rates, (iii) changes in the real estate markets, (iv) continued ability to source new investments, (v) increased or unanticipated competition for our properties, (vi) risks associated with acquisitions, (vii) maintenance of real estate investment trust status, (viii) availability of financing and capital, (ix) changes in demand for developed properties, (x) risks associated with achieving expected revenue synergies or cost savings, (xi) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (xii) those additional risks and factors discussed in reports filed with the SEC by Spirit Realty and the Company from time to time. Neither Spirit Realty nor the Company undertakes any duty to update any forward-looking statements appearing in this Current Report on Form 8-K.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits:

Exhibit No.	Description of Exhibit

99.1	Communication to stockholders.

99.2	Communication to financial advisors.

99.3	Joint Investor Presentation.

99.4	Cole Credit Property Trust II, Inc. Investor Presentation.

99.5	Joint Press Release issued by Cole Credit Property Trust II, Inc. and Spirit Realty Capital, Inc. on January 22, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 22, 2013	COLE CREDIT PROPERTY TRUST II, INC.

	By:	/s/ Gavin B. Brandon
	Name:	Gavin B. Brandon
	Title:	Vice President of Accounting Principal Accounting Officer

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